UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information contained in this Current Report on Form 6-K

On August 4, 2026, Wetour Robotics Limited (Nasdaq: WETO) (the “Company”) called to order its Extraordinary General Meeting of the Shareholders (the “August 2026 EGM”) for the purpose of approving the proposals set forth in the Company’s definitive notice and proxy statement of the August 2026 EGM filed with the Securities and Exchange Commission (“SEC”) on July 16, 2026. The August 2026 EGM was adjourned indefinitely, without any business being conducted other than the approval to adjourn the August 2026 EGM.

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-291960 and Form F-3 (File Nos. 333-294373 and 333-295457) of the Company, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: August 4, 2026

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